(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL

COMMISSION FILE NUMBER 0-49790

CUSIP NUMBER: 92343X100

For Period ended: April 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

Verint Systems Inc.

Full Name of Registrant

N/A

Former Name if Applicable

330 South Service Road

Address of Principal Executive Office (Street and Number)

Melville, New York 11747

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Verint Systems Inc. (“Verint” or the “Company”) plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 as soon as practicable, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

Prior to Verint’s initial public offering in May 2002, Verint was a wholly-owned subsidiary of Comverse Technology, Inc. (“Comverse”) and, as a result, during that period certain Verint employees received from Comverse options to purchase Comverse common stock. Since May 2002 (other than the June 2002 repricing of stock options by Comverse) no Verint employee received compensatory awards from Comverse. As previously announced, the Board of Directors of Comverse, now the 64% stockholder of Verint, has created a special committee (the “Comverse Special Committee”) composed of outside directors, to review matters relating to Comverse’s stock option grants, including the accuracy of the stated dates of Comverse option grants and whether Comverse followed all proper corporate procedures.

Comverse has announced that the Comverse Special Committee has substantially completed its investigation of employee stock option practices and has made a preliminary determination of the effect on its previously issued financial statements. On February 23, 2007, Verint announced its preliminary determination of the amounts of non-cash stock-based compensation expense that the Company will be required to take in respect of the backdated Comverse stock options issued to the Company’s employees. For the fiscal years ended January 31, 2007, 2006, and 2005, the Company expects this charge to be approximately $0, $31,000, and $64,000, respectively, and the Company expects this charge to be less than $20 million in the aggregate for all periods. These figures exclude any tax expense or related payments, which have not yet been determined, however, the Company has announced that it does not expect the tax implications to materially impact its liquidity or capital resources.

Comverse has also announced that its Special Committee has expanded its investigation into certain non-options related accounting matters, including possible revenue recognition errors, errors in recording of certain deferred tax assets, expense misclassification, misuse of accounting reserves, and misstatement of backlog. Following the expansion of the Comverse Special Committee investigation, the Company commenced its own internal review into certain of these accounting matters, including accounting reserves, income statement expense reclassification and revenue recognition.

Although the Comverse Special Committee has indicated that its options-related review is substantially complete, it has not yet produced its final report. In addition, the non-options related portion of the Comverse Special Committee investigation and the Company’s own non-options related internal review are still on-going and there can be no assurance that the results of these investigations will not have a material and adverse impact on Verint’s financial results.

        Note: Certain statements in this Form 12b-25 concerning Verint’s future revenues, earnings per share, results or prospects are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important risks, uncertainties and other important factors that could cause actual results to differ materially include, among others: the impact on Verint’s financial results of the Comverse Special Committee’s review of matters relating to grants of Comverse stock options and other non-options related accounting matters; the impact on Verint’s financial results, if any, arising from Verint’s internal review of certain accounting matters; the impact of governmental inquiries arising out of or related to option grants and practices and/or other accounting areas under investigation by Comverse and Verint and the risk of regulatory action or private litigation relating to the same; the effect of Verint’s failure to timely file all required reports under the Securities Exchange Act of 1934; Verint’s ability to have its common stock relisted on The NASDAQ Global Market; risk that Verint’s recent merger with Witness Systems disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the ability to recognize the expected benefits of the merger; the impact of the substantial indebtedness incurred to finance the consummation of the merger; risks relating to current and potential future litigation or regulatory inquiries or actions inherited in connection with the merger, including with respect to Witness option grants and alleged patent infringement; introducing quality products on a timely basis that satisfy customer requirements and achieve market acceptance; lengthy and variable sales cycles create difficulty in forecasting the timing of revenue; integrating the business and personnel of Verint’s other acquisitions, including implementation of adequate internal controls; risks associated with significant foreign operations, including fluctuations in foreign currency exchange rates; aggressive competition in all of Verint’s markets, which creates pricing pressure; managing our expansion in the Asia Pacific region; risks that Verint’s intellectual property rights may not be adequate to protect its business or that others may claim that Verint or its subsidiaries infringe

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upon their intellectual property rights; risks associated with Verint’s ability to retain existing personnel and recruit and retain qualified personnel in all geographies in which Verint operates; decline in information technology spending; changes in the demand for Verint’s products; challenges in increasing gross margins; risks associated with changes in the competitive or regulatory environment in which Verint operates; dependence on government contracts; expected increase in Verint’s effective tax rate; risk that Verint improperly handles sensitive or confidential information or risk of misperception of such mishandling; inability to maintain relationships with value added resellers and systems integrators; difficulty of improving Verint’s infrastructure to support growth; risks associated with Comverse Technology, Inc. controlling Verint’s business and affairs; and other risks described in filings with the Securities and Exchange Commission, including our Current Report on Form 8-K filed June 11, 2007. All documents are available through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Verint’s website at www.verint.com. Verint makes no commitment to revise or update any forward-looking statements except as otherwise required by law.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Peter Fante (Name)	631 (Area Code)	962-9600 (Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Verint did not file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K dated January 9, 2006 to include the financial information required by Form 8-K in connection with the January 9, 2006 acquisition by the Company of MultiVision Intelligence Surveillance Limited’s networked video security business.

Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2006.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2006.

Verint did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006.

Verint did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2007.

3.	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 11, 2007, Verint issued a press release announcing certain preliminary unaudited financial results. The Company announced record sales of $101,274,000 for the first quarter of fiscal 2007, ended April 30, 2007, a 15% increase compared with sales of $87,736,000 for the first quarter of fiscal 2006. Verint also announced net loss on a generally accepted accounting principles (“GAAP”) basis was $1,233,000 for the first quarter of fiscal 2007 ($0.04 per diluted share). Net income on a non-GAAP basis was $9,353,000 for the first quarter of fiscal 2007 ($0.28 per diluted share). Verint also announced gross profit on a GAAP basis of $60,543,000 and loss from operations on a GAAP basis of $2,596,000 for the first quarter of fiscal 2007. Gross profit on a non-GAAP basis was $62,242,000 and income from operations on a non-GAAP basis was $9,992,000 for the first quarter of fiscal 2007.

Due to the uncertainty arising out of the Company’s own non-options related internal investigation and the non-options related portion of the Comverse Special Committee’s investigation, except as described above, the Company at this time cannot provide a reasonable estimate and comparison of the results of its operations for the fiscal quarter ended April 30, 2007 compared to the fiscal quarter ended April 30, 2006.

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Verint Systems Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

VERINT SYSTEMS INC.

Date: June 11, 2007	By:	/s/ Peter Fante
	Name:	Peter Fante
	Title:	General Counsel

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